EXHIBIT 21.1

SUBSIDIARIES OF ZANETT, INC.

The following lists all consolidated subsidiaries of Zanett, Inc. as of December 31, 2007.

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Zanett Commercial Solutions, Inc.	Delaware

Paragon Dynamics, Inc.	Delaware